

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 25, 2024

William T. Duffy
Chief Financial Officer
Goal Acquisitions Corp.
12600 Hill Country Blvd Building R, Suite 275
Bee Cave, TX 78738

> **Re: Goal Acquisitions Corp.**
> **Form 10-K for the year ended December 31, 2023**
> **Filed April 16, 2024**
> **File No. 001-40026**

Dear William T. Duffy:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction